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                         Independent Auditors' Consent

  The Administrative Committee of SUPERVALU INC., and
  SUPERVALU INC.:

  We consent to incorporation by reference in the Registration Statement (No. 333-72851) on Form S-8 of SUPERVALU INC., of our report dated August 11, 2000, relating to the statements of net assets available for plan benefits of the Wetterau Incorporated Moneybuilder Plan and Trust for Collective Bargaining Employees as of January 31, 2000 and February 28, 1999, and the related statements of changes in net assets available for plan benefits for the eleven months ended January 31, 2000 and the fiscal year ended February 29, 2000, which report appears in the annual report on Form 11-K of the Wetterau Incorporated Moneybuilder Plan and Trust for Collective Bargaining Employees for the eleven months ended January 31, 2000.


  /s/ KPMG LLP

  Minneapolis, Minnesota
  August 24, 2000